SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On February 10, 2016, Caesarstone Sdot-Yam Ltd. issued a press release entitled “Caesarstone Reports Fourth Quarter and Full Year 2015 Results.” A copy of this press release is furnished as Exhibit 99.1 herewith.

The GAAP financial information included in consolidated balance sheets, consolidated statements of income and condensed consolidated statements of cash flows contained in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8 (File No. 333- 180313) and (ii) the Registrant’s Registration Statement on Form F-3 (File No. 333-196335).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: February 11, 2016	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: Vice President Business
Development & General Counsel

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit 99.1	Description Press release titled “Caesarstone Reports Fourth Quarter and Full Year 2015 Results.” dated February 10, 2016.